                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ending December 31, 2001
                           -----------------------------------------------------

Commission File Number 1-16463
                       ---------------------------------------------------------

 Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      LEE RANCH COAL COMPANY RETIREMENT AND
                        SAVINGS PLAN FOR HOURLY EMPLOYEES
--------------------------------------------------------------------------------

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PEABODY ENERGY CORPORATION
--------------------------------------------------------------------------------

          701 MARKET STREET, ST. LOUIS, MISSOURI               63101-1826
--------------------------------------------------------------------------------
         (Address of principal executive offices)              (Zip Code)

                                TABLE OF CONTENTS

Report of Independent Auditors...........................................................................1

Audited Financial Statements

     Statements of Net Assets Available for Benefits -
     December 31, 2001 and December 31, 2000.............................................................2

     Statements of Changes in Net Assets Available for Benefits -
     Years Ended December 31, 2001 and 2000..............................................................3

     Notes to Financial Statements.......................................................................4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) ..........................................9

Signatures..............................................................................................10

Exhibit Index...........................................................................................11

Exhibit 23 - Consent of Independent Auditors............................................................12

                         Report of Independent Auditors

Plan Administrators and Participants
Lee Ranch Coal Company Retirement and
   Savings Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of Lee Ranch Coal Company Retirement and Savings Plan for Hourly Employees as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /s/ ERNST & YOUNG LLP
                                             -----------------------------------
                                             Ernst & Young LLP

St. Louis, Missouri
May 17, 2002

                      Lee Ranch Coal Company Retirement and
                        Savings Plan for Hourly Employees

                 Statements of Net Assets Available for Benefits

                                                                                    DECEMBER 31
                                                                               2001             2000
                                                                           ------------     ------------
ASSETS
Investments, at fair value:
   Investments in mutual funds                                             $  3,511,674     $  3,768,619
   Investments in common/collective trust                                     3,158,408        2,609,096
   Investment in Company stock                                                    4,578               --
   Participant notes receivable                                                 833,689          802,454
                                                                           ------------     ------------
Total investments                                                             7,508,349        7,180,169
                                                                           ------------     ------------
Total assets                                                                  7,508,349        7,180,169

LIABILITIES
Payable to Lee Ranch Coal Company Retirement and Savings Plan for
   Salaried Employees                                                                --         (204,400)
                                                                           ------------     ------------
Total liabilities                                                                    --         (204,400)
                                                                           ------------     ------------
Net assets available for benefits                                          $  7,508,349     $  6,975,769
                                                                           ============     ============


See accompanying notes.

                      Lee Ranch Coal Company Retirement and
                        Savings Plan for Hourly Employees

           Statements of Changes in Net Assets Available for Benefits

                                                                     YEAR ENDED DECEMBER 31
                                                                     2001              2000
                                                                 ------------      ------------
ADDITIONS
Interest and dividends                                           $    311,022      $    421,762
Net realized and unrealized depreciation of investments              (434,002)         (353,208)
                                                                 ------------      ------------
Net investment (loss) income                                         (122,980)           68,554

Contributions:
   Employee                                                           689,290           597,539
   Employer                                                           224,214           200,780
   Rollover                                                            51,756             8,113
                                                                 ------------      ------------
Total contributions                                                   965,260           806,432
                                                                 ------------      ------------

Total additions                                                       842,280           874,986

DEDUCTIONS
Withdrawals by participants                                          (317,508)         (347,285)
Transfers from (to) other plans                                        10,053          (182,000)
Other expenses                                                         (2,245)           (5,178)
                                                                 ------------      ------------
Total deductions                                                     (309,700)         (534,463)
                                                                 ------------      ------------

Net increase in net assets available for benefits                     532,580           340,523
Net assets available for benefits at beginning of year              6,975,769         6,635,246
                                                                 ------------      ------------
Net assets available for benefits at end of year                 $  7,508,349      $  6,975,769
                                                                 ============      ============

See accompanying notes.

                      Lee Ranch Coal Company Retirement and
                        Savings Plan for Hourly Employees

                          Notes to Financial Statements

                     Years Ended December 31, 2001 and 2000

1. DESCRIPTION OF THE PLAN

The following description of the Lee Ranch Coal Company (the Company) Retirement and Savings Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all hourly employees of the Company who have completed 30 days of service and all employees that previously participated in the Santa Fe Pacific Coal Company Retirement and Savings Plan for Hourly Employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2001, employees are eligible for participation in the Plan on the date of their employment or any time afterward.

The Plan allows participants to invest among several mutual funds and common/ collective trusts. Effective October 2001, the Plan allows participants to invest in the Peabody Energy Stock Fund, as a result of Peabody Energy Corporation's initial public offering of common stock in May 2001. All investments in the Plan are participant-directed.

CONTRIBUTIONS

Each year, participants may contribute up to 16 percent of pretax or after-tax annual compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company makes matching contributions of an amount equal to 100 percent of the first 3 percent of compensation that a participant contributes to the Plan on a pretax basis. Participants direct the investment of employer matching contributions. All contributions are subject to certain limitations.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                      Lee Ranch Coal Company Retirement and
                        Savings Plan for Hourly Employees

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of continuous service. Employer matching contributions become 20 percent vested for each year of service, as defined, with 100 percent vesting after five years of service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prime interest rate as published in the Wall Street Journal on the first business day of the month in which the loan was made. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. A participant may also elect to take a withdrawal of all or a portion of his or her employee after-tax contribution account after being a participant for three months. This withdrawal cannot be made more than once in any three-month period. Withdrawals in cases of hardship, as defined in the Plan, are also permitted.

FORFEITED ACCOUNTS

Employer contributions are reduced by forfeitures of non-vested amounts. The forfeiture credits amounted to $0 and $4,278 for the years ended December 31, 2001 and 2000, respectively.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the

                      Lee Ranch Coal Company Retirement and
                        Savings Plan for Hourly Employees

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

provisions of ERISA. In the event of plan termination, participants' accounts become fully vested.

ADMINISTRATIVE EXPENSES

Most administrative expenses of the Plan are paid by the Company. Loan fees are paid by participants.

OTHER EXPENSES

Other expenses amounted to $2,245 and $5,178 for the years ended December 31, 2001 and 2000, respectively. These amounts consisted of administrative expenses of approximately $2,245 and $900 and interdivisional forfeiture transfers of $0 and $4,278 for the years ended December 31, 2001 and 2000, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in common/collective trust are valued at net asset value at year-end. The stock fund is valued at year-end unit closing price (comprised of the year-end market

                      Lee Ranch Coal Company Retirement and
                        Savings Plan for Hourly Employees

                    Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

price plus any uninvested cash position). Participant loans are valued at cost, which approximates market value.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3. INVESTMENTS

The Plan's investments (including investments purchased or sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                        YEAR ENDED DECEMBER 31
                                                        2001              2000
                                                    ------------      ------------

   Mutual funds                                     $   (434,582)     $   (344,166)
   Company stock                                             580            (9,042)
                                                    ------------      ------------
                                                    $   (434,002)     $   (353,208)
                                                    ============      ============

Investments that represent 5 percent or more of the fair value of the Plan's net assets at December 31 are as follows:

                                                        2001              2000
                                                    ------------      ------------

   Mutual funds:
     Vanguard 500 Index Fund                        $  1,683,836     $  1,953,086
     Vanguard Wellington Fund                        LESS THAN 5%         371,959
     Vanguard Windsor II Fund                            550,006          569,866
   Common/collective trust:
     Vanguard Retirement Savings Trust                 3,158,408        2,609,096

All investments in the Plan are participant-directed.

                      Lee Ranch Coal Company Retirement and
                        Savings Plan for Hourly Employees

                    Notes to Financial Statements (continued)


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated January 2, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan has applied for a new determination letter.

5. TRANSFERS TO OTHER PLAN

The amount payable to another plan at December 31, 2000 represents participant account balances that were transferred to the Lee Ranch Coal Company Retirement and Savings Plan for Salaried Employees.

6. SUBSEQUENT EVENTS

Effective April 1, 2002, participants may contribute, subject to limitations of applicable law, up to 50 percent of pretax or after-tax annual compensation, as defined in the Plan.

Also effective April 1, 2002, in the calendar year that a participant is age 50 or older and each year thereafter, certain participants meeting additional specific criteria will be permitted to make catch-up contributions to the Plan. Participants will be able to contribute amounts over and above the maximum otherwise permitted by the Plan subject to certain limitations.

Beginning April 1, 2002, the Company match was increased to an amount equal to 100 percent of the first 4 percent of compensation that a participant contributes to the Plan on a pretax basis. After a participant's pretax contributions reach the pretax limit established by the IRS, the Company matches an amount equal to 100 percent of the first 4 percent of compensation that a participant contributes to the Plan on an after-tax basis.

                              Supplemental Schedule
                      Lee Ranch Coal Company Retirement and
                        Savings Plan for Hourly Employees

                             Employer ID #51-0332232
                                    Plan #203

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

             IDENTITY OF ISSUE                       DESCRIPTION OF INVESTMENT             CURRENT VALUE
             -----------------                       -------------------------             -------------

Fidelity Equity-Income II Fund*                     101 shares of mutual fund              $      2,129
Gabelli Growth Fund*                                26 share of mutual fund                         738
Harbor Capital Appreciation Fund*                   2 shares of mutual fund                          50
Janus Investment Fund*                              114 shares of mutual fund                     2,807
Janus Worldwide Fund*                               43 shares of mutual fund                      1,868
Managers Special Equity Fund*                       1 share of mutual fund                           65
T. Rowe Price Science/Technology Fund*              73 shares of mutual fund                      1,520
T. Rowe Price Small-Cap Stock Fund, Inc.*           14 shares of mutual fund                        358
Vanguard 500 Index Fund*                            15,902 shares of mutual fund              1,683,836
Vanguard Explorer Fund*                             2,064 shares of mutual fund                 124,453
Vanguard GNMA Fund*                                 445 shares of mutual fund                     4,616
Vanguard International Growth Fund*                 7,321 shares of mutual fund                 109,894
Vanguard LifeStrategy Conservative Growth Fund*     163 shares of mutual fund                     2,290
Vanguard LifeStrategy Growth Fund*                  904 shares of mutual fund                    15,752
Vanguard LifeStrategy Income Fund*                  382 shares of mutual fund                     4,917
Vanguard LifeStrategy Moderate Growth Fund*         127 shares of mutual fund                     2,021
Vanguard Prime Money Market*                        289,792 shares of mutual fund               289,792
Vanguard REIT Index Fund*                           553 shares of mutual fund                     6,711
Vanguard Small-Cap Index Fund*                      6 shares of mutual fund                         115
Vanguard Total Bond Market Index Fund*              7,657 shares of mutual fund                  77,640
Vanguard Total Stock Market Index Fund*             23 shares of mutual fund                        581
Vanguard U.S. Growth*                               14,534 shares of mutual fund                273,970
Vanguard Wellington Fund*                           13,043 shares of mutual fund                355,545
Vanguard Windsor II Fund*                           21,493 shares of mutual fund                550,006
Vanguard Retirement Savings Trust*                  3,158,408 shares of common/               3,158,408
                                                       collective trust
Peabody Energy Stock Fund*                          162 shares of common stock                    4,578
Various participants                                Participant loans, interest rates           833,689
                                                       from 4.8% to 9.5%, maturities
                                                       through 1/21/2016
                                                                                             ----------
                                                                                             $7,508,349
                                                                                             ==========

*Parties-in-interest.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Lee Ranch Coal Company Retirement and Savings Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    Lee Ranch Coal Company Retirement and
                                    Savings Plan for Hourly Employees

Date:  June 28, 2002                  By: /s/ SHARON D. FIEHLER
                                          --------------------------------------
                                          Sharon D. Fiehler
                                          Peabody Energy Corporation
                                          Executive Vice President,
                                          Human Resources & Administration

                                  EXHIBIT INDEX


The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.


EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

  23                     Consent of Ernst & Young LLP, Independent Auditors